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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         -----------------------------
                                 SCHEDULE 14D-9
                                Amendment No. 3

                  Solicitation/Recommendation Statement under
            Section 14(d)(4) of the Securities Exchange Act of 1934
                         -----------------------------
                         DELCO REMY INTERNATIONAL, INC.
                           (Name of Subject Company)

                         DELCO REMY INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  246626-10-5
                     (CUSIP Number of Class of Securities)

                              Susan E. Goldy, Esq.
                         Delco Remy International, Inc.
                             2902 Enterprise Drive
                            Anderson, Indiana 46013
                                 (765) 778-6499

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                With Copies To:

              Kenneth A. Lefkowitz, Esq.,                                John R. Thornburgh, Esq.,
        Counsel to the Special Committee of the                  Counsel to Delco Remy International, Inc.
                 Board of Directors of                                          Ice Miller
            Delco Remy International, Inc.                                  One American Square
               Hughes Hubbard & Reed LLP                                         Box 82001
                One Battery Park Plaza                               Indianapolis, Indiana 46282-0002
             New York, New York 10004-1482                                    (317) 236-2100
                    (212) 837-6000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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Introduction.

  This Amendment No. 3 (the "Amendment No. 3") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on January 25, 2001 (as amended by Amendment No. 1 on February 9, 2001, Amendment No. 2 on February 15, 2001 and Amendment No. 3, the "Schedule 14D-9"), by Delco Remy International, Inc., a Delaware corporation (the "Company").

  Capitalized terms used herein but not defined herein have the respective meanings assigned such terms in the Schedule 14D-9.

Item. 8.  Additional Information.

  The full text of the press release issued by the Company and the Purchaser on February 26, 2001, announcing the completion of the Offer is filed as Exhibit
(a)(11) hereto.

Item 9.  Exhibits.

  Item 9 of the Schedule 14D-9 is hereby amended and supplemented to include the following information:

(a)(11) Press Release issued jointly by the Company and DRI Acquisition LLC, dated February 26, 2001. +


+ Filed herewith.

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 14D-9 is true, complete, and correct.


                                  DELCO REMY INTERNATIONAL, INC.


                                    By:    /s/ J. TIMOTHY GARGARO
                                    Name:  J. Timothy Gargaro
                                    Title: Senior Vice President and
                                           Chief Financial Officer

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